FORM 6-K

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of AUGUST, 2007

MADISON MINERALS INC. (File #0-29250)
(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9
(Address of principal executive offices)

Attachments:

1.	Madison Minerals Inc. – BC FORM 53-901F Dated August 14, 2007 relative to News Release Dated July 26, 2007.

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F __________

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___  No X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

MADISON MINERALS INC.
(Registrant)

Date: September 12, 2007	By:	“Chet Idziszek”
Chet Idziszek .

	Its:	President
(Title)

info@madisonminerals.com www.madisonminerals.com TSX.V – MMR OTC.BB - MMRSF

2000-1055 West Hastings Street, Vancouver, B.C. V6E 2E9 Canada	T.604.331.8772 F.604.331.8773 Toll Free 1.877.529.8475

September 12, 2007

SECURITIES AND EXCHANGE COMMISSION	VIA EDGAR
Judiciary Plaza Office Building
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

RE:	Madison Minerals Inc. - (File #0-29250)
Form 6-K

On behalf of Madison Minerals Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

MADISON MINERALS INC.

“Chet Idziszek”_________

per: Chet Idziszek
President

Enclosures

cc:	Standard & Poor's Corporation (w. 3 copies)
OTCBB Filings, Attention: Pam Morris
Miller Thomson, Attention: Rupert Legge

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:	This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.
NOTE:	If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85", and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.	Reporting Issuer Madison Minerals Inc. Suite 2000, 1055 West Hastings Street Vancouver, B.C. V6E 2E9
Item 2.	Date of Material Change August 14, 2007
Item 3.	Press Release July 26, 2007, Vancouver, B.C.
Item 4.	Summary of Material Change Progress report on exploration of the Issuer’s Lewis Property.
Item 5.	Full Description of Material Change See attached news release.
Item 6.	Reliance on Section 85(2) of the Act Not applicable.

Item 7.	Omitted Information There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.
Item 8.	Senior Officers Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at 604-331-8772
Item 9.	Statement of Senior Officer The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 14th day of August, 2007.

MADISON MINERALS INC.

By:	“J.G. Stewart”
Secretary
(Official Capacity)
J.G. Stewart
(Please print here name of individual whose signature appears above.)

2000-1055 West Hastings Street, Vancouver, B.C. V6E 2E9 Canada	T.604.331.8772 F.604.331.8773 Toll Free 1.877.529.8475

July 26 , 2007	Trading Symbols: TSX Venture – MMR
OTC\BB – MMRSF
Web Site: www.madisonminerals.com

DRILLING BEGINS AT LEWIS PROPERTY
- SECOND DRILL TO BE ADDED IMMEDIATELY -

Madison Minerals Inc. is pleased to announce that Major Drilling Ltd has begun the 10,000-foot core drilling component of the US$2.5 million 2007 exploration program planned for its Lewis Property in Nevada. The Lewis Property, located immediately adjacent to Newmont Mining’s operating 8-million ounce Phoenix Mine, is being explored by the Phoenix Joint Venture comprised of Madison Minerals Inc. (60%) and Great American Minerals (40%).

In addition to the core drilling program now underway, Eklund Drilling is mobilizing a reverse circulation drilling rig to the Lewis Property this coming weekend to begin the 25,000-foot reverse circulation component of the 2007 exploration program.

The planned drill program is a continuation of the in-fill and step-out drilling programs which to date, have successfully tested the Virgin Structural Zone along a 1,600-foot strike extent and to 600 feet down-dip. Additional drilling will also be directed at the Buena Vista Structural Zone, a sub-parallel target located 1,500-feet west of the Virgin Structural Zone.

To find out more about Madison Minerals Inc. (TSX-V: MMR; OTC\BB: MMRSF), please visit our website at www.madisonminerals.com.

On behalf of the Board of Directors of MADISON MINERALS INC.

“Chet Idziszek”
Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THIS PRESS RELEASE

CAUTIONARY NOTE TO U.S. INVESTORS - THIS NEWS RELEASE CONTAINS INFORMATION ABOUT ADJACENT PROPERTIES ON WHICH WE HAVE NO RIGHT TO EXPLORE OR MINE. WE ADVISE US INVESTORS THAT THE S.E.C.’s MINING GUIDELINES STRICTLY PROHIBIT INFORMATION OF THIS TYPE IN DOCUMENTS FILED WITH THE S.E.C. U.S. INVESTORS ARE CAUTIONED THAT MINERAL DEPOSITS ON ADJACENT PROPERTIES ARE NOT INDICATIVE OF MINERAL DEPOSITS ON OUR PROPERTIES.